G. Alex Weniger-Araujo Partner Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Direct 212.407.4063 Main 212.407.4000 aweniger@loeb.com

Via Edgar

February 24, 2023

Matthew Derby
Nolan McWilliams
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tesseract Collective, Inc.
Amendment No. 2 to Draft Offering Statement on Form 1-A
Submitted December 7, 2022
CIK: 0001934924

Dear Mr. Derby and Mr. McWilliams:

On behalf of our client, Tesseract Collective, Inc., a Delaware corporation (the “Company” or “Tesseract”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated December 23, 2022 (the “Comment Letter”) regarding the Company’s Draft Offering Statement on Form 1-A (the “Offering Statement”).

Contemporaneously, the Company is submitting via EDGAR Amendment No. 3 to the Offering Statement (“Amendment No. 3”), which reflects the Company’s response to the comments received from the Staff and certain updated information. For ease of reference, the comments contained in the Comment Letter are printed below and are followed by the Company’s responses. All page references in the responses set forth below refer to the page numbers in Amendment No. 3.  Any capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 3.

Amended Draft Offering Statement submitted December 7, 2022

General

1.	We note your response to comment 3. Please note that we continue to review your response and may have additional comments.

RESPONSE: The Company acknowledges the Staff’s comment.

Risk Factors, page 17

2.
To the extent material, please discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

RESPONSE: We advise the Staff that the Company has revised its business plan to specifically exclude the business of creating, licensing or selling NFTs, operating in the NFT, crypto asset, or cryptocurrency markets, and transacting in cryptocurrency.  The Company has to date never created or sold any NFTs, or held cryptocurrency or crypto assets of any kind, and will not do so in the future.  The Company has included this statement prominently in the Overview section of Summary set forth in Amendment No. 3 and other relevant disclosure of the Amendment No. 3. Accordingly, the Company respectfully submits that this comment is no longer applicable to the Company.

3.
Please describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

RESPONSE: Please refer to the Company’s response to Comment 2. The Company respectfully submits that this comment is no longer applicable to the Company.

4.	Please describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

RESPONSE: Please refer to the Company’s response to Comment 2. The Company respectfully submits that this comment is no longer applicable to the Company.

5.
Please describe any material risks related to safeguarding your, your affiliates’, or your customers’ crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.

RESPONSE: Please refer to the Company’s response to Comment 2. The Company respectfully submits that this comment is no longer applicable to the Company.

6.
To the extent material, please describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

RESPONSE: Please refer to the Company’s response to Comment 2. The Company respectfully submits that this comment is no longer applicable to the Company.

7.
Please describe any material financing, liquidity, or other risks you face related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral or the value of your crypto assets used by others as collateral.

RESPONSE: Please refer to the Company’s response to Comment 2. The Company respectfully submits that this comment is no longer applicable to the Company.

8.
To the extent material, please describe any of the following risks due to disruptions in the crypto asset markets:

• Risk of loss of customer demand for your products and services.

• Financing risk, including equity and debt financing.

• Risk of increased losses or impairments in your investments or other assets.

• Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.

• Risks from price declines or price volatility of crypto assets.

RESPONSE: Please refer to the Company’s response to Comment 2. The Company respectfully submits that this comment is no longer applicable to the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

9.
We note your response to prior comment 8 regarding your purchase of NFTs and your disclosure on page 53 that you do not intend to buy already created NFTs. We also note on page 59 that one of the two classes of NFTs you plan to create is derived from the physical Icons created in partnership with renowned third-party collaborators ("Collaborators" or CODA NFTs), and page 76 discloses that for the CODAs, the digital artwork is created by the Collaborator and then the digital file is forwarded to you. Please revised to disclose if your costs for these CODA NFTs will be accounted for differently than your digital rendition NFTs.

RESPONSE: Please refer to the Company’s response to Comment 2. The Company respectfully submits that this comment is no longer applicable to the Company.

10.
We note your response to prior comment 8 regarding CODA NFTs including third-party collaborators, and the disclosures on pages F-20 and F-21 that CODA NFT rights transfer to you upon receipt of the original digital image, and you do not expect to have obligations after primary sale. Please revise to specifically disclose your consideration of the third-party collaborator's role and responsibilities when determining your custody and control before primary sale for your CODA NFTs.

RESPONSE: Please refer to the Company’s response to Comment 2. The Company respectfully submits that this comment is no longer applicable to the Company.

License Agreement with SOGEX, page 53

11.
We note your disclosure regarding your SOGEX license entered into in January 2022, and that under that agreement, you agreed to pay royalties to SOGEX including: (i) a 50% royalty based on net profits from NFTs sold without Collaborators, and (ii) 33% of net profits from NFTs sold or marketed by Collaborators. In addition, the minimum royalty payments under this agreement are (a) $150,000 payable upon execution of the License Agreement, (b) $400,000 payable in two installments on March 31, 2023 and September 30, 2023, and (c) $450,000 payable in two installments on March 31, 2024 and September 30, 2024. Please revise to provide the following disclosures:

• Revise to clarify why a prepaid asset exists at June 30, 2022 for the first minimum royalty when it appears on page 53 that it was due at January 2022 license execution but not paid until February 2022 (page F-10).

• Revise to clarify how minimum royalty payments are amortized over the three-year license life, when payments are due sporadically over that life, and $138,889 of the $150,000 paid in February was already amortized as of June 30, 2022.

• Revise to clarify why minimum royalty payments are included in costs of sales when not predicated upon the sale of an NFT.

• Revise your disclosures throughout the filing to consistently disclose the specific terms of the sales-based royalties that you agreed to pay without Collaborators and also marketed by Collaborators, as disclosed on page 53 of your MD&A.

• Revise to disclose your accounting for each of these types of royalties: sales-based type and minimum payment type, and further disaggregate any differences between the sales-based with and without Collaborators.

RESPONSE: Please refer to the Company’s response to Comment 2, which is also applicable to this comment.  Disclosure on pg. 40 of Amendment No. 3 was also updated to disclose that as the Company has no intention of engaging in the business of creating, licensing or selling NFT, the Company does not expect to incur any revenue-based royalty obligations under the existing terms of the license agreement.

Cost of Sales, page 54

12.
We note that your cost of sales disclosure states that fees consist of "royalties based on NFT sales and fixed fees," while your general and administrative expenses disclosure states that fees consist of "excess royalties based on NFT sales and minimum royalty commitments." Please revise as follows:

• Revise to disclosure in detail how "excess royalties" are defined and accounted for in your transactions.

• Revise to disclose the nature of and specific accounting for the "fixed fees" related to these royalties and why appropriately included in cost of sales.

• Revise to consistently provide disclosure throughout the filing See related comment for general and administrative expense.

RESPONSE: Please refer to the Company’s response to Comment 2. The Company respectfully submits that this comment is no longer applicable to the Company.

General and Administrative Expenses, page 54

13.
We note that under general and administrative expenses, on both pages 54 and 55, your inclusion of language beginning "We anticipate incurring costs related to NFT creation, including fees related to...." that seems to be the same as your disclosure under cost of sales on page 54. Please revise to remove these disclosures here or tell us why you believe they are appropriate in both areas and include your authoritative literature to support the accounting.

RESPONSE: Disclosure on pg. 41 of Amendment No. 3 was updated in response to the Staff’s comment.

Liquidity and Capital Resources, page 56

14.	Please revise to provide clear disclosures of the current risks in the 2022 NFT market related to your liquidity, ability to obtain financing, and any other areas that may be impacted.

RESPONSE: Please refer to the Company’s response to Comment 2. The Company respectfully submits that this comment is no longer applicable to the Company.

Our Business, page 59

15.
Please provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets.

RESPONSE: Please refer to the Company’s response to Comment 2. The Company respectfully submits that this comment is no longer applicable to the Company.

16.
To the extent material to an understanding of your business, please describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:

• Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.

• Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.

• Have the crypto assets of their customers unaccounted for.

• Have experienced material corporate compliance failures.

RESPONSE: Please refer to the Company’s response to Comment 2. The Company respectfully submits that this comment is no longer applicable to the Company.

17.	Refer to your response to comment 9. Please discuss the need to hold certain crypto assets to mint, send, or transact on each blockchain you intend to mint NFTs.

RESPONSE: Please refer to the Company’s response to Comment 2. The Company respectfully submits that this comment is no longer applicable to the Company.

Intangible Assets, page F-7

18.	We note your accounting policy for intangible assets accounted for under ASC 360 on page F-7. Please revise to disclose the kinds of assets to which this relates.

RESPONSE: The reference to ASC 360 was removed from page F-7 as it is not applicable to the Company’s accounting policy.

Revenue Recognition, page F-8

19.
You disclose that revenue is recognized on a gross basis in accordance with ASC 606. Please provide us a detailed analysis supporting your revenue recognition policy for the sale of your digital rendition and CODA NFTs.

1. As it relates to step 1 in ASC 606:

      1. Provide us a sample contract and cross reference your analysis to the specific provisions of that contract.

      2. Identify your customer and explain why this party is your customer. For example, we note your disclosure on page 77 that you intend to offer your NFTs solely through prestigious auction houses or through various NFT marketplaces and not directly to the public.

      3. Tell us whether there are any penalties for contract termination by either party and explain when a contract begins and describe its term for accounting purposes.

2. As it relates to step 2 in ASC 606, tell us your performance obligation(s) and explain how each is distinct.

3. As it relates to step 3 in ASC 606:

      1. Identify the consideration specified in the contract (including whether you will accept noncash crypto assets as payment), how the amount of consideration is determined and explain how you apply the variable consideration constraint in ASC 606-10-32-11 through 32-13.

      2. Explain the payment terms of the contract. Clarify whether the entire NFT fee, other than resale royalties, will be paid at contract inception.

4. As it relates to step 4 in ASC 606, tell us how you allocate transaction price to multiple performance obligations, if applicable.

5. As it relates to step 5 in ASC 606, tell us how you determined when to recognize revenue (i.e. period of time, point in time) and your basis for that determination.

RESPONSE: Please refer to the Company’s response to Comment 2. The Company respectfully submits that this comment is no longer applicable to the Company.

Royalties, page F-9

20.
Refer to comment 38 from our August 17, 2022 letter. We note the disclosure of your royalty accounting related to the SOGEX License Agreement on page F-9. Please tell us and revise to disclose the authoritative literature that supports your accounting for each different type of royalty.

RESPONSE: The disclosure on pg. F-9 has been revised in light of the Company’s updated business plan. Please also refer to the Company’s response to Comment 2.

Note 2. Significant Accounting Policies Digital Assets, page F-20

21.
We note your response to prior comment 12 and your disclosure on page 3 that while the purchaser of a CODA NFT or a Digital Rendition NFT has the same ownership rights, the royalty sharing for each differs. As such, please revise to disclose the accounting for the differences in the royalty sharing of these NFTs, and also disclose the accounting literature that supports your determination.

RESPONSE: Please refer to the Company’s response to Comment 2. The Company respectfully submits that this comment is no longer applicable to the Company.

22.
You disclose that digital artworks are considered to be indefinite-lived intangible assets under ASC 350 and will be included in current assets if held for sale. Further, you disclose that costs related to NFT development and creation are not expected be material and therefore, will be expensed as incurred. Please provide us with the following information for your digital rendition and CODA NFTs:

• Provide us with a comprehensive analysis of your accounting for NFTs held for sale. Include citation to the specific authoritative literature in ASC 350 that you used to support your accounting.

• Explain what cost basis you intend to use in order to record NFTs held for sale on your balance sheets, given your intention to expense the related development and creation costs as incurred.

• Tell us any accounting alternatives you considered and rejected when reaching your conclusions.

RESPONSE: Please refer to the Company’s response to Comment 2. The Company respectfully submits that this comment is no longer applicable to the Company.

23.
You disclose that for Digital Assets traded on an exchange such as Ether, Bitcoin and Bitcoin Cash, the Company will view a decline in the quoted market price below the cost to be an impairment indicator. Further, you disclose that the quoted price and observable prices for Digital Assets will be determined by the Company using a principal market analysis in accordance with ASC 820. Please revise your disclosure to specifically:

• Identify the impairment indicators you will use when evaluating your digital rendition and CODA NFTs held for sale for impairment; and

• Identify what market(s) you will use to value these assets and separately tell us how you determined these market(s) are the principal or most advantageous market(s) as stipulated in ASC 820-10-35-5.

RESPONSE: Please refer to the Company’s response to Comment 2. The Company respectfully submits that this comment is no longer applicable to the Company.

Revenue Recognition, page F-21

24.
We note your response to prior comment 11 and your revised disclosure on page F-21 regarding your obligations related to the NFTs after the primary sale. Please revise to disclose specific details of your custody and control of the NFTs before your sale to the customer.

RESPONSE: Please refer to the Company’s response to Comment 2. The Company respectfully submits that this comment is no longer applicable to the Company.

Exhibits

25.
Please revise to file the following agreements in your next amendment:

• 6.1 License Agreement between SOGEX, the Registrant and Sub-Agent, dated as of January 31, 2022

• 6.2 Amendment to License Agreement between SOGEX, the Registrant and Sub- Agent, dated as of June 20, 2022

RESPONSE: The Company has filed the License Agreement and the Amendmetn to the License Agreement as Exhibits 6.1 and 6.2, respectively.

Please call me at (212) 407-4209 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alex Weniger-Araujo
Alex Weniger-Araujo
Partner, Loeb & Loeb LLP